SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of       January         , 2006

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: January 25, 2006

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

    FOR IMMEDIATE RELEASE
 WEDNESDAY, JANUARY 25, 2006

 Fourth Quarter 2005

SHELL CANADA ANNOUNCES RECORD EARNINGS OF $2 BILLION

Calgary, Alberta - Shell Canada Limited announces record annual earnings of $2,014 million or $2.44 per common share in 2005, up more than 50 per cent from $1,286 million or $1.56 per common share in 2004. The earnings increase was primarily driven by strong commodity prices and refining margins, and a strong contribution from the Athabasca Oil Sands Project.

Fourth-quarter earnings were $614 million or $0.74 per common share, more than triple the $182 million or $0.22 per common share for the corresponding period in 2004.

Cash flow from operations reached a record $3,056 million in 2005, up over 40 per cent from $2,129 million in 2004.

Capital, exploration and predevelopment expenditures reached $1,715 million compared with $951 million for 2004 due to higher investment in all three of the Company's businesses.

“Shell Canada achieved record production in 2005, which enabled it to take advantage of strong commodity prices and deliver record earnings and cash flow. Breaking through the $2 billion barrier was a tremendous achievement,” said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. “There were many exciting milestones including sustained Oil Sands production above design rates and launching our new unconventional gas business. The company also laid the foundations for long-term growth with major land acquisitions, and record graduate and experienced hires.”

Investor Inquiries:                 Media Inquiries:
Jim Fahner                     Jan Rowley
Investor Relations                 Public Affairs
(403) 691-2175                   (403) 691-3899

Visit Shell Canada’s Internet website: www.shell.ca

SHELL CANADA LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company

Shell Canada Limited earnings for 2005 were $2,014 million compared with $1,286 million for 2004. Record volumes supported by strong commodity prices and refining margins more than offset higher costs. The impact of the Company’s Long Term Incentive Plan (LTIP) resulted in a $173 million charge to earnings due to strong appreciation in the share price during the year. The use of non-capital losses increased earnings by $164 million in 2005 and, along with higher proceeds from insurance settlements, outweighed the effect of the higher LTIP charge.

Earnings for the fourth quarter of 2005 were $614 million, up $432 million from $182 million for the corresponding period in 2004. Higher volumes and continuing strong commodity prices and refining margins contributed to the results. Fourth-quarter results included a favourable adjustment of $65 million related to the use of non-capital losses from the acquisition of an affiliated company, and a $27 million charge relating to the LTIP.

Total investment in 2005 was $1,715 million, up from $951 million in 2004. Investments included more than $350 million in new land purchases at Crown land sales to acquire more than 250,000 net acres in key strategic areas of Western Canada. Total hydrocarbon production surpassed all previous years and reached a record 228,700 barrels of oil equivalent per day (boe/d), up from 219,700 boe/d in 2004.

Exploration & Production

In 2005, Exploration & Production (E&P) delivered record earnings of $665 million, up $216 million from $449 million for 2004. The positive impact of strong commodity prices was partially offset by increased expenses, and lower volumes due to natural field decline, plant turnarounds, and adverse weather conditions. Results in 2005 reflected positive tax adjustments of $39 million and an insurance settlement of $12 million, offset by a charge of $50 million related to the LTIP. Exploration and predevelopment expenses in 2005 were below those of 2004, with lower dry hole expenses partially offsetting higher exploration expenses. During 2005, the Company’s E&P investment included the acquisition of almost 200,000 net acres at Crown land sales in Alberta and British Columbia. These purchases were in addition to the previously announced 20 per cent interest the Company acquired in eight exploration licenses in the Orphan Basin earlier in the year.

E&P earnings in the fourth quarter of 2005 were $263 million, up $190 million from $73 million for the corresponding period in 2004. Gains from strong commodity prices combined with lower exploration and lower LTIP charges were partially offset by higher operating costs. A $32 million charge due to predevelopment expenses on the Mackenzie Gas Project negatively impacted fourth-quarter results in 2004. Fourth-quarter results in 2005 included LTIP charges of $8 million compared with $24 million in 2004.

SHELL CANADA LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Total natural gas production for the fourth quarter of 2005 was on par with the same period of 2004, despite plant turnaround activities that extended into October. Increased fourth-quarter production from the Sable Offshore Energy Project (SOEP) along with new production from Tay River and basin-centered gas (BCG) more than offset natural field decline. As a result, gas production was higher at year-end 2005 than at year-end 2004.

In the Foothills region, installation of an additional unit to increase sulphur recovery at the Jumping Pound facility was completed in October. Re-tubing of the Tay River well was also completed in October and the result has exceeded expectations with sustained total production rates (raw gas) of more than 95 million cubic feet per day (mmcf/d). Foothills natural gas production for both November and December exceeded 2004 rates for the same months.

At SOEP, strong gas production from the Alma and South Venture fields largely offset natural field decline in 2005 and SOEP production in the second half was higher than in the same period of 2004. Production from a new well in the Venture field began late December and a third well in the Alma field will be drilled in the first quarter of 2006. In addition, a compression project is expected to come on-stream in the fourth quarter of 2006.

BCG production began in November 2005 from four wells. Because of a lack of processing infrastructure, production was limited to 17 mmcf/d. Land acquisitions of over 140,000 net acres in 2005 more than tripled the Company’s BCG landholdings and, together with encouraging drilling results, provide the basis for a substantial future expansion of drilling and production operations. The BCG drilling program will employ four dedicated rigs throughout 2006. Evaluation of infrastructure options continues, including a possible new gas plant, to accommodate anticipated production increases over the next five years.

Significant progress was made during the second half of 2005 regarding clarity of the Mackenzie Gas Project (MGP) regulatory process, the negotiation of benefits and access agreements with northern aboriginal groups, and fiscal framework discussions with governments. The MGP public hearings will start in the first quarter of 2006.

Peace River bitumen volumes for the fourth quarter of 2005 were up from the corresponding period of 2004, mainly due to steam cycle phasing. Drilling of two additional well pads continues and the resulting new production is expected to come on stream in late 2006. Effective January 1, 2006, the Peace River business was transferred from E&P to the Oil Sands business unit.

Oil Sands

Oil Sands generated record earnings of $790 million in 2005, more than double the $378 million in 2004 due to higher volumes and prices. The earnings increase also reflects higher proceeds from insurance settlements in 2005, offset by higher LTIP charges and reduced contributions from tax adjustments. Total LTIP charges were $29 million in 2005.

Oil Sands earnings in the fourth quarter of 2005 were $196 million, up significantly from $13 million in the fourth quarter of 2004 when planned and unplanned maintenance activities impacted operations.  The increase was due to higher volumes, higher prices and

SHELL CANADA LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

lower unit costs.   Fourth-quarter earnings included charges of $5 million related to the LTIP in 2005 compared to $11 million in 2004.

The Company’s share of bitumen production in the fourth quarter of 2005 averaged 106,800 barrels per day (bbls/d) compared with 65,900 bbls/d for the same period in 2004 when operations were restricted to a single train. Total bitumen production reached a new record in the fourth quarter of 2005, averaging 178,000 bbls/d, and the Scotford Upgrader also achieved new production records. For the full year 2005, total bitumen production was 159,900 bbls/d, above the 155,000 bbls/d design rate. High bitumen production during the fourth quarter at times prompted the blending and sale of additional heavy synthetic product at the upgrader.

In the fourth quarter of 2005, commodity prices and the average synthetic crude oil price were down somewhat from the preceding quarter, but considerably higher than in the fourth quarter of 2004. Heavy oil market differentials widened during the fourth quarter and were higher than in the same period of 2004. As a result, the average synthetic crude oil price differential relative to Edmonton light crude was wider than in both the third quarter of 2005 and the fourth quarter of 2004. Compared with the prior year, Edmonton light crude prices were up 31 per cent, heavy oil market differentials increased by more than 50 per cent and the average synthetic crude oil price rose by 29 per cent.

Unit cash operating costs in the fourth quarter of 2005 were $23.87 per barrel. This was down $0.38 per barrel from the preceding quarter, and down significantly from the fourth quarter of 2004 when high maintenance costs and low volumes heavily influenced unit costs. Unit cash operating costs for 2005 averaged $23.16 per barrel, down slightly versus 2004. Improved reliability and production offset increased costs for energy, materials and services in the high commodity price environment.

During the fourth quarter, the Company’s investment in Oil Sands continued with the acquisition of three additional Athabasca oil sands leases with mining potential. In 2005, the Company acquired seven leases with a combined area of about 69,000 acres through Alberta Crown land sales. Core hole drilling will be required to determine the resource potential of these lands and its impact on the long-term growth of the Oil Sands business.

The first major planned turnaround of the Athabasca Oil Sands Project (AOSP) is scheduled to start in the second quarter of 2006. Both trains at the Muskeg River Mine and the Scotford Upgrader will be down for maintenance. It is expected that operations will be interrupted for approximately eight weeks before returning to normal at mid-year.

The use of tax pools created during construction of the AOSP has resulted in no cash taxes being payable on operating income thus far. The Company expects that these tax pools will be exhausted during the first quarter of 2006, at which time Oil Sands operations will become cash taxable.

SHELL CANADA LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Reserves

Additions to gross proved natural gas reserves essentially replaced production in 2005. After production of 187 billion cubic feet (bcf), gross proved natural gas reserves were 1,592 bcf for 2005 compared with 1,595 bcf for 2004. Reserve additions of 184 bcf from extensions and discoveries, and an acquisition of 9 bcf in the Burmis region, were partially offset by net downward technical and economic revisions of 9 bcf that resulted from the annual review process. Extensions and discoveries included an additional 74 bcf for Tay River and a booking of 52 bcf for the Company’s early investment position in BCG. After 2005 production of 14 million barrels, gross proved natural gas liquids reserves decreased by just 7 million barrels from 2004 mainly as a result of net positive technical and economic revisions.

In 2005, 28 million gross proved barrels of Peace River bitumen reserves were re-booked. In 2004, adherence to United States Securities and Exchange Commission reserve reporting rules and related guidance prescribing the use of constant year-end pricing and costs for proved reserves determination resulted in the Company de-booking all proved Peace River bitumen reserves.

Over 2005, Shell Canada developed a new strategy for development of the Peace River lease, which includes plans for a proposed expansion project. The 28 million barrels re-booked for 2005 is solely the reserve portion attributable to the existing and currently-drilling wells, and existing facilities. Progression of the engineering and regulatory work for the expansion will continue over the next two years before reaching a final investment decision. Once this key project milestone is reached, the Company expects that the expansion project will incorporate the booking of further reserves to the asset.

In 2005, the Company’s gross proved mineable bitumen reserves increased to 808 million barrels from 621 million barrels in 2004. Core-hole drilling activity resulted in the reclassification of 222 million barrels from the probable to proved category, partially offset by production of 35 million barrels of bitumen. Total gross proved and probable mineable bitumen reserves decreased by the 35 million barrels produced, from 971 million barrels in 2004 to 936 million barrels for 2005.

Shell Canada’s 2005 Annual Report will provide full gross and net reserves information.

Oil Products

Oil Products 2005 annual earnings were $438 million, down slightly from record earnings of $451 million for 2004. Strong refining margins and improved refinery light oil yields contributed to earnings but were more than offset by lower refinery utilization and higher expenses. Expenses increased in 2005 versus 2004 due to higher refinery maintenance costs, high costs for purchased product and higher LTIP charges. However, the increase over 2004 was partially offset by a charge in 2004 relating to a provision for the AIR

SHELL CANADA LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

MILES®  reward miles program. LTIP charges in 2005 were $51 million. Planned maintenance work at the Scotford Refinery and unplanned maintenance at the Montreal East Refinery (MER) resulted in reduced utilization during the second half of the year. High spot prices for purchased products compounded the impact of these maintenance activities. Periods within the year were marked by supply disruptions and fuel price volatility in North America following the hurricane activity. However, the Company was able to maintain a reliable supply to customers at competitive prices throughout.

Oil Products earnings in the fourth quarter were $106 million compared with $109 million for the same period in 2004. Stronger refining and marketing margins were offset by lower prices for benzene, lower refinery utilization and higher expenses. Higher maintenance and insurance costs, project related expenses and commodity price-related costs were offset by lower LTIP charges of $6 million in 2005, compared to $30 million in 2004. Fourth-quarter results were further reduced by a negative tax adjustment of $8 million.

At the Montreal East and Scotford Refineries, construction has been completed on two new diesel hydrotreater units that will produce ultra-low-sulphur diesel (ULSD). The $400 million investment is on schedule and budget and will be commissioned in the first quarter, ahead of legislative requirements that are currently scheduled to take effect June 1, 2006.

Oil Products will be making arrangements to purchase other feedstock for the Scotford Refinery to replace supplies that will not be available in the second quarter of 2006 due to planned maintenance at the Scotford Upgrader. The Sarnia refinery also has a major turnaround planned for late in the third quarter of 2006.

Corporate

Corporate earnings for 2005 were $121 million compared with earnings of $8 million for 2004. Results were improved by $164 million due to the use of non-capital losses and were reduced by $43 million due to the LTIP charge.

Corporate earnings for the fourth quarter of 2005 were $49 million compared with negative earnings of $13 million for the corresponding period in 2004. The increase was mainly due to the use of non-capital losses available to the Company resulting from the acquisition of an affiliated company, Coral Resources Canada ULC, in the fourth quarter of 2004. Fourth-quarter earnings also include an $8 million charge related to the LTIP, compared to $6 million in 2004.

_______________________

® Trademark of AIR MILES International Trading B.V. Used under license by Loyalty Management Group Canada Inc. and Shell Canada Products.

SHELL CANADA LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Cash Flow and Financing

In 2005, cash flow from operations was a record $3,056 million, up from $2,129 million in 2004. Cash flow from operations was $930 million for the fourth quarter of 2005, up from $437 million for the same quarter last year. These increases are largely attributable to higher volumes and prices.

The Consolidated Statement of Cash Flows reflects certain items, primarily exploration expense and pension contributions, as reductions of cash from operating activities. These items were reflected in 2004 as investing activities. The reclassification of these 2004 items reflects exploration costs of $70 million (Q4 - $16 million) in earnings from continuing operations, and a pension contribution of $68 million (Q4 - $77 million) as a movement in working capital. In addition, the Company reclassified certain LTIP expenses of $151 million in 2004 (Q4 - $151 million) as a reduction of cash flow from operations offset by a change in working capital.

Capital, exploration and predevelopment expenditures were $1,715 million for 2005 and $709 million for the fourth quarter. This compares with $951 million and $325 million for the same periods in 2004 respectively. The main reasons for the increases were investments in land, drilling, and the ULSD projects at the refineries.

During 2005, the Company paid off all remaining long-term borrowings and terminated its accounts receivable securitization program. The combined reduction of long-term debt and accounts receivable sales in 2005 amounted to $285 million. Corporate debt on the balance sheet is now limited to $210 million for the mobile equipment lease. Continued strong cash flows during the fourth quarter further strengthened Shell’s financial position and helped to build up a substantial year-end cash balance. The year-end cash balance of $1,083 million has been invested in short-term money market investments.

Shell Canada’s normal course issuer bid, which began May 4, 2004, and expired May 3, 2005, was used to counter dilution resulting from the issuance of common shares under the LTIP. A total of 3,557,241 common shares (adjusted for the share split) had been repurchased and cancelled at market prices for a cost of $88 million, which included $34 million of shares purchased in 2005.

The Company paid $302 million in dividends on its common shares in 2005. Dividends paid in the fourth quarter were $0.11 per common share totaling $91 million. This reflected a 22 per cent increase over the dividend per share paid in the third quarter and an increase of 32 per cent over the dividend paid in the fourth quarter of 2004.

Outstanding Shares

At January 15, 2006, the Company had 825,107,812 common shares and 100 preference shares outstanding (October 15, 2005 - 825,074,112 common shares and 100 preference shares) and there were 20,833,983 employee stock options outstanding, of which 9,512,120 were exercisable or could be surrendered to exercise an attached share appreciation right (October 15, 2005 - 21,544,416 outstanding and 10,163,103 exercisable).

SHELL CANADA LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian and U.S. securities regulatory authorities, including the Annual Information Form and Form 40-F, can be found online under the Company’s profile at www.sedar.com and www.sec.gov.

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, future capital and other expenditures, the use of tax pools, drilling, development and expansion plans, construction activities, maintenance turnaround schedules, the submission of regulatory applications, project schedules, oil and gas production levels, resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated by the Company. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), market competition, demand for oil, gas and related products, disruptions in supply, project schedules and execution, labour availability, material and equipment shortages, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures of other companies. The Company includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Company.

The Company’s reserves disclosure and related information is prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Company to present its reserves disclosure and related information in accordance with the applicable requirements of the United States Financial Accounting Standards Board and the United States Securities and Exchange Commission. This disclosure differs from the corresponding information required by NI 51-101.

Reserves estimates are prepared by the Company’s internal qualified reserves evaluators. No independent qualified reserves evaluator or auditor was involved in the preparation of the Company’s reserves data.

Certain volumes have been converted to barrels of oil equivalent (boe). BOEs may be misleading, particularly if used in isolation. A conversion of six thousand cubic feet of natural gas to one barrel of oil, as used in this document, is based on the energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)
	Fourth Quarter		Total Year
	2005	2004	2005	2004

Earnings	614	182	2 014	1 286
Revenues	4 043	3 076	14 394	11 288
Cash flow from operations[1] (Note 3)	930	437	3 056	2 129
Return on average common shareholders' equity (%)	-	-	27.3	21.3
Per common share (dollars) (Note 4)
Earnings - basic (Note 5)	0.74	0.22	2.44	1.56
Earnings - diluted (Note 5)	0.73	0.22	2.41	1.55
Dividends paid	0.110	0.083	0.367	0.313

Results by Segment
Earnings
Exploration & Production	263	73	665	449
Oil Sands	196	13	790	378
Oil Products	106	109	438	451
Corporate	49	(13)	121	8
Total	614	182	2 014	1 286
Revenues
Exploration & Production	834	582	2 611	2 198
Oil Sands	855	445	3 148	2 072
Oil Products	2 985	2 380	10 779	8 535
Corporate	2	4	63	55
Inter-segment sales	(633)	(335)	( 2 207)	( 1 572)
Total	4 043	3 076	14 394	11 288
Cash flow from operations[1] (Note 3)
Exploration & Production	367	201	1 056	855
Oil Sands	358	72	1 388	686
Oil Products	218	181	533	580
Corporate	(13)	(17)	79	8
Total	930	437	3 056	2 129
Capital, exploration and predevelopment expenditures (Note 3)
Exploration & Production	349	128	873	451
Oil Sands	160	38	343	179
Oil Products	191	158	484	313
Corporate	9	1	15	8
Total	709	325	1 715	951
Return on average capital employed (%)[2]
Exploration & Production	-	-	37.2	28.3
Oil Sands	-	-	29.4	12.7
Oil Products	-	-	19.9	21.3
Total	-	-	26.8	19.9

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Fourth Quarter		Total Year
	2005	2004	2005	2004

EXPLORATION & PRODUCTION

Production
Natural gas (mmcf/d)
Western Canada natural gas	407	414	393	415
Sable natural gas	121	116	119	125
Total natural gas - gross	528	530	512	540
Total natural gas - net	428	445	413	449

Ethane, propane and butane (bbls/d) - gross	23 600	25 500	23 300	25 100
Ethane, propane and butane (bbls/d) - net	18 600	20 200	18 600	19 900

Condensate (bbls/d) - gross	15 600	15 200	15 300	15 200
Condensate (bbls/d) - net	12 000	12 000	11 800	11 800

Bitumen (bbls/d) - gross	8 900	6 300	8 900	8 100
Bitumen (bbls/d) - net	8 600	6 200	8 700	7 900

Sulphur (tons/d) - gross	5 600	5 500	5 300	5 600
Sulphur (tons/d) - net	5 000	4 900	4 800	4 900

Sales[3] - gross
Natural gas (mmcf/d)	520	523	510	536
Ethane, propane and butane (bbls/d)	41 400	44 400	38 200	44 000
Condensate (bbls/d)	26 700	21 000	20 700	19 600
Bitumen products (bbls/d)	12 300	9 600	11 800	11 500
Sulphur (tons/d)	12 300	12 600	11 700	11 300

OIL SANDS

Production
Bitumen (bbls/d) - gross	106 800	65 900	95 900	81 300
Bitumen (bbls/d) - net	105 700	65 300	95 000	80 500

Sales[3]
Synthetic crude sales excluding blend stocks (bbls/d)	112 300	69 400	99 400	83 700
Purchased upgrader blend stocks (bbls/d)	42 900	37 600	37 100	38 200
Total synthetic crude sales (bbls/d)	155 200	107 000	136 500	121 900

Unit Costs[4]

Cash operating cost - excluding natural gas ($/bbl)	16.72	27.35	17.08	17.79
Cash operating cost - natural gas ($/bbl)	7.15	6.12	6.08	5.53
Total cash operating cost ($/bbl)	23.87	33.47	23.16	23.32
Depreciation, depletion and amortization ($/bbl)	5.14	7.68	5.77	5.59
Total unit cost ($/bbl)	29.01	41.15	28.93	28.91

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)
	Fourth Quarter		Total Year
	2005	2004	2005	2004

OIL PRODUCTS

Sales[3]
Gasolines (m3/d)	20 900	21 600	21 000	20 900
Middle distillates (m3/d)	22 900	20 500	21 000	19 200
Other products (m3/d)	7 300	8 500	7 100	7 400
Total Oil Products sales (m3/d)	51 100	50 600	49 100	47 500

Crude oil processed by Shell refineries (m3/d)[5]	41 500	46 800	44 900	45 100

Refinery utilization (per cent)[6]	80	92	87	89

Earnings per litre (cents)[7]	2.3	2.4	2.4	2.6

Prices
Natural gas average plant gate netback price ($/mcf)	11.53	6.72	8.23	6.49

Ethane, propane and butane average field gate price ($/bbl)	44.41	32.24	34.79	28.71

Condensate average field gate price ($/bbl)	68.30	55.70	66.76	50.46

Synthetic crude average plant gate price ($/bbl)	56.99	44.53	57.55	44.67

Natural Gas Avg. Price
(Plant Gate Netback)
($/mcf)

6.72
6.36
6.89
7.98
11.53
Q4 2004
Q1 2005
Q2
Q3
Q4

Ethane, Propane and
Butane Avg. Price
(Field Gate)
($/bbl)

32.24
30.26
29.87
33.63
44.41
Q4 2004
Q1 2005
Q2
Q3
Q4

Condensate Avg. Price
(Field Gate)
($/bbl)

55.70
63.45
63.98
72.98
68.30
Q4 2004
Q1 2005
Q2
Q3
Q4

Synthetic Crude Avg. Price
(Plant Gate)
($/bbl)

44.53
51.46
54.44
66.37
56.99
Q4 2004
Q1 2005
Q2
Q3
Q4

SHELL CANADA LIMITED
Financial and Operating Highlights
(unaudited)

Non-GAAP Measures

Certain financial measures are not prescribed by Canadian generally accepted accounting principles (GAAP). These non-GAAP financial measures do not have any standardized meaning and, therefore, may not be comparable with the calculation of similar measures for other companies. The Corporation includes as non-GAAP measures return on average capital employed (ROACE), cash flow from operations and unit cash operating cost because they are key internal and external financial measures used to evaluate the performance of the Corporation.

Definitions

[1] Cash flow from operations is a non-GAAP measure and is defined as cash flow from operating activities before movement in working capital and operating activities. See note 3 to the Consolidated Financial Statements.

2 ROACE is a non-GAAP measure and is defined as earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings.

[3] Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[4] Total unit cost for Oil Sands, including unit cash operating and unit depreciation, depletion and amortization
(DD&A) costs, is a non-GAAP measure. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Cash cost items included in COGS are $201 million in 2005 and $69 million in the fourth quarter of 2005.

Unit DD&A cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which were written off over the first three years of the project life (2003-2005), and account for $1.59 per barrel of the total unit DD&A cost in 2005,
$1.40 per barrel in the fourth quarter of 2005.

[5] Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[6] Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[7] Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)
	Fourth Quarter		Total Year
	2005	2004	2005	2004
Revenues
Sales and other operating revenues	4 025	3 061	14 171	11 197
Dividends, interest and other income	18	15	223	91
Total revenues	4 043	3 076	14 394	11 288
Expenses
Cost of goods sold	2 197	1 775	7 900	6 068
Operating, selling and general	644	646	2 400	2 048
Transportation	84	78	331	309
Exploration and predevelopment	37	100	184	230
Depreciation, depletion, amortization and retirements	216	196	782	722
Interest on long-term debt	2	2	8	16
Other interest and financing charges	-	2	3	10
Total expenses	3 180	2 799	11 608	9 403
Earnings
Earnings before income tax	863	277	2 786	1 885
Current income tax	161	85	602	617
Future income tax	88	10	170	(18)
Total income tax	249	95	772	599
Earnings	614	182	2 014	1 286
Per common share (dollars) (Notes 4 and 5)
Earnings - basic	0.74	0.22	2.44	1.56
Earnings - diluted	0.73	0.22	2.41	1.55
Common shares outstanding (millions - weighted average)	825	826	825	826
Retained Earnings
Balance at beginning of period	7 167	5 923	6 011	5 045
Earnings	614	182	2 014	1 286
	7 781	6 105	8 025	6 331
Common shares buy-back (Note 7)	-	25	33	61
Dividends	91	69	302	259
Balance at end of period	7 690	6 011	7 690	6 011

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)
	Fourth Quarter		Total Year
	2005	2004	2005	2004

Cash from Operating Activities
Earnings	614	182	2 014	1 286
Exploration and predevelopment (Note 3)	19	84	99	160
Non-cash items
Depreciation, depletion, amortization and retirements	216	196	782	722
Future income tax	88	10	170	(18)
Stock based compensation (Note 3)	-	(25)	-	(10)
Other items	(7)	(10)	(9)	(11)
Cash flow from operations	930	437	3 056	2 129
Movement in working capital and operating activities
Accounts receivable securitization program (Note 8)	-	-	(150)	(431)
Other working capital and operating items (Note 3)	415	315	155	417
	1 345	752	3 061	2 115
Cash Invested
Capital, exploration and predevelopment expenditures (Note 3)	(709)	(325)	( 1 715)	(951)
Movement in working capital from investing activities	53	8	69	(7)
Capital expenditures and movement in working capital	(656)	(317)	( 1 646)	(958)
Proceeds on disposal of properties, plant and equipment	1	2	6	4
Investments and other (Note 3)	-	1	-	-
	(655)	(314)	( 1 640)	(954)
Cash from Financing Activities
Common shares buy-back (Note 7)	-	(26)	(34)	(63)
Proceeds from exercise of common share stock options	-	8	6	37
Dividends paid	(91)	(69)	(302)	(259)
Long-term debt and other	-	(238)	(135)	(600)
Short-term financing	-	-	-	(149)
	(91)	(325)	(465)	( 1 034)
Increase in cash	599	113	956	127
Cash at beginning of period	484	14	127	-
Cash at December 31[1]	1 083	127	1 083	127

Supplemental disclosure of cash flow information
Dividends received	5	4	15	14
Interest received	8	3	42	28
Interest paid	2	4	12	28
Income tax paid	123	44	683	303

[1]Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Dec. 31, 2005	Dec. 31, 2004

Assets
Current assets
Cash and short-term investments	1 083	127
Accounts receivable	1 821	1 213
Inventories
Crude oil, products and merchandise	535	501
Materials and supplies	92	83
Prepaid expenses	71	85
Future income tax	316	314
	3 918	2 323
Investments, long-term receivables and other	671	549
Properties, plant and equipment (Note 2)	9 066	8 034
Total assets	13 655	10 906
Liabilities
Current liabilities
Accounts payable, accrued liabilities and other	2 242	1 683
Income and other taxes payable	687	657
Current portion of asset retirement and other long-term obligations	26	35
Current portion of long-term debt (Note 2)	11	136
	2 966	2 511
Asset retirement and other long-term obligations	545	417
Long-term debt (Note 2)	200	1
Future income tax	1 730	1 448
Total liabilities	5 441	4 377
Shareholders' Equity
Capital stock
100 4% preference shares	1	1
825 102 612 common shares (2004 - 825 727 686)	523	517
Retained earnings	7 690	6 011
Total shareholders' equity	8 214	6 529
Total liabilities and shareholders' equity	13 655	10 906

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Fourth Quarter
			Exploration &
	Total		Production		Oil Sands		Oil Products		Corporate
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	4 025	3 061	789	551	386	229	2 857	2 281	(7)	-
Inter-segment sales	-	-	44	27	469	215	120	93	-	-
Dividends, interest and other income	18	15	1	4	-	1	8	6	9	4
Total revenues	4 043	3 076	834	582	855	445	2 985	2 380	2	4
Expenses
Cost of goods sold	2 197	1 775	-	-	243	139	1 957	1 640	(3)	(4)
Inter-segment purchases	-	-	61	41	83	67	489	227	-	-
Operating, selling and general	644	646	139	150	177	173	304	296	24	27
Transportation	84	78	84	78	-	-	-	-	-	-
Exploration and predevelopment	37	100	34	100	3	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	216	196	99	89	53	49	63	58	1	-
Interest on long-term debt	2	2	-	-	-	-	-	-	2	2
Other interest and financing charges	-	2	-	-	-	-	-	-	-	2
Total expenses	3 180	2 799	417	458	559	428	2 813	2 221	24	27
Earnings (loss)
Earnings (loss) before income tax	863	277	417	124	296	17	172	159	(22)	(23)
Current income tax	161	85	165	89	(6)	(11)	11	16	(9)	(9)
Future income tax	88	10	(11)	(38)	106	15	55	34	(62)	(1)
Total income tax	249	95	154	51	100	4	66	50	(71)	(10)
Earnings (loss)	614	182	263	73	196	13	106	109	49	(13)

SHELL CANADA LIMITED
Segmented Information (continued)
($ millions)
(unaudited)

	Total Year
			Exploration &
	Total		Production		Oil Sands		Oil Products		Corporate
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues
Sales and other operating revenues	14 171	11 197	2 433	2 105	1 373	938	10 343	8 128	22	26
Inter-segment sales	-	-	152	84	1 643	1 102	412	386	-	-
Dividends, interest and other income	223	91	26	9	132	32	24	21	41	29
Total revenues	14 394	11 288	2 611	2 198	3 148	2 072	10 779	8 535	63	55
Expenses
Cost of goods sold	7 900	6 068	-	-	790	544	7 108	5 525	2	(1)
Inter-segment purchases	-	-	225	159	281	283	1 701	1 130	-	-
Operating, selling and general	2 400	2 048	511	422	639	542	1 133	1 029	117	55
Transportation	331	309	331	309	-	-	-	-	-	-
Exploration and predevelopment	184	230	168	230	16	-	-	-	-	-
Depreciation, depletion,
amortization and retirements	782	722	367	357	209	171	204	193	2	1
Interest on long-term debt	8	16	-	-	-	-	-	-	8	16
Other interest and financing charges	3	10	-	-	-	-	-	-	3	10
Total expenses	11 608	9 403	1 602	1 477	1 935	1 540	10 146	7 877	132	81
Earnings (loss)
Earnings (loss) before income tax	2 786	1 885	1 009	721	1 213	532	633	658	(69)	(26)
Current income tax	602	617	407	385	45	16	296	249	(146)	(33)
Future income tax	170	(18)	(63)	(113)	378	138	(101)	(42)	(44)	(1)
Total income tax	772	599	344	272	423	154	195	207	(190)	(34)
Earnings	2 014	1 286	665	449	790	378	438	451	121	8

Total assets	13 655	10 906	3 489	2 853	4 041	3 786	4 685	4 041	1 440	226

Capital employed [1]	8 425	6 666	2 052	1 523	2 519	2 860	2 280	2 130	1 574	153

[1] Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the Consolidated Financial Statements dated December 31, 2004, except as described in note 2 and note 3.

Certain other information provided for prior periods has been reclassified to conform to the current presentation.

1. Change in Accounting Policy

Variable Interest Entities

Effective January 1, 2005, the Corporation adopted Accounting Guideline 15, "Consolidation of Variable Interest Entities." The standard mandates that certain entities should be consolidated by the primary beneficiary. Accordingly, the Corporation has consolidated a lease arrangement for large mobile equipment (trucks, scrapers and shovels) used at the Athabasca Oil Sands Project's Muskeg River Mine.

The standard has been applied retroactively without prior-period restatement of the financial statements. The impact of this change on the
December 31, 2005, Consolidated Balance Sheet is an increase in accounts receivable of $16 million, an increase in property plant and equipment of $170 million, a decrease in accounts payable of $28 million and an increase in debt of $210 million. Adoption of this standard did not have a material impact on the Corporation's Consolidated Statement of Earnings and Retained Earnings.

3. Accounting Reclassification

The Consolidated Statement of Cash Flows reflects certain items, primarily exploration expense and pension contributions, as reductions of cash from operating activities. These items were reflected in 2004 as investing activities. The reclassification of these 2004 items reflects exploration costs of $70 million ($16 million in the fourth quarter) in earnings from continuing operations, and a pension contribution of $68 million ($77 million in the fourth quarter) as a movement in working capital. In addition, the Corporation reclassified certain Long Term
Incentive Plan expenses of $151 million in 2004 ($151 million in the fourth quarter) as a reduction of cash flow from operations offset by a change in working capital.

4. Common Shares Split

On June 21, 2005, the common shares of the Corporation were split on a three-for-one basis for shareholders of record on June 23, 2005.
Common share data and per share information have been restated to reflect the impact of the share split.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

5. Earnings Per Share
	Fourth Quarter		Total Year
	2005	2004	2005	2004

Earnings ($ millions)	614	182	2 014	1 286

Weighted average number of common shares (millions)	825	826	825	826

Dilutive securities (millions)
Options under Long Term Incentive Plan	10	7	9	6

Basic earnings per share ($ per share)	0.74	0.22	2.44	1.56
Diluted earnings per share ($ per share)	0.73	0.22	2.41	1.55

6. Employee Future Benefits

The Corporation's pension plans are described in the notes to the Consolidated Financial Statements dated
December 31, 2004. The components of the total net benefit costs included in total expenses in the Consolidated
Statement of Earnings are as follows:

	Fourth Quarter
($ millions)	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Current service cost	10	8	-	-
Employee contributions	-	(2)	-	-
Interest cost	31	30	3	3
Expected return on plan assets	(35)	(33)	-	-
Amortization of transitional (asset) obligation	(9)	(9)	1	1
Amortization of net actuarial loss	17	18	-	-
Net (income) expense	14	12	4	4
Defined contribution segment	5	4	-	-
Total	19	16	4	4

	Total Year
($ millions)	Pension Benefits		Other Benefits
	2005	2004	2005	2004
Current service cost	37	32	2	1
Employee contributions	(3)	(3)	-	-
Interest cost	127	118	10	11
Expected return on plan assets	(137)	(129)	-	-
Amortization of transitional (asset) obligation	(36)	(36)	2	2
Amortization of net actuarial loss	71	69	-	2
Net (income) expense	59	51	14	16
Defined contribution segment	15	13	-	-
Total	74	64	14	16

7. Common Shares Buy-Back

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid, to repurchase for cancellation up to one per cent of its issued and outstanding common shares as at April 27, 2004. The bid began on May 4, 2004, and expired on May 3, 2005. The bid was used to counter dilution resulting from the issuance of common shares under the Corporation's Long Term Incentive Plan. Under this bid, a total of 3,557,241 common shares
(adjusted for the share split) were repurchased and cancelled at market prices for a total cost of $88 million, which includes $34 million of shares purchased in 2005.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

8. Accounts Receivable Securitization Program

During 2005, the remaining $150 million balance under the accounts receivable securitization program was reduced to zero and the Corporation elected to terminate the program. This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at December 31, 2005.